[Lippes Mathias Wexler Friedman LLP]	Lippes Mathias Wexler Friedman LLP	Michael E. Storck Partner mstorck@lippes.com

December 11, 2007

VIA EDGAR
Mr. David Edgar, Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Copernic Inc.
Form 6-K filed March 7, 2006
File No. 000-171164

Dear David:

We are submitting this request for extension of time on behalf of our client, Copernic, Inc. to respond to the SEC’s Comment Letter to the Company dated November 28, 2007.

Further to my voicemail message this morning, we need a ten (10) business day extension of time to respond to the above-referenced SEC Comment Letter. We expect to respond to the SEC Comment Letter on or before December 27, 2007.

We appreciate your consideration in this matter.

Best regards,

Lippes Mathias Wexler Friedman LLP

/s/ Michael E. Storck
Michael E. Storck

cc: Mark Kronforst, Accounting Branch Chief

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